

Mail Stop 4546

June 26, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

> **Re: Rasna Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-191083**

Dear Mr. Tripp:

We have reviewed your June 21, 2017 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1. Please provide us with the final Hudson Group valuation report that includes the valuation of rights to Prof. Falini's NPM1 research.

2. Please provide us a detailed analysis supporting your determination that the rights to Prof. Falini's NPM1 research and conclusions have an indefinite useful life. Refer to ASC 350-30-35-4.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance